UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

JAPAN

(Name of Registrant)

Date of end of last fiscal year: March 31, 2022

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

SHIZUTANI Osamu

Ministry of Finance,

Consulate General of Japan in New York

299 Park Avenue, 18th Floor

New York, New York 10171

Copies to:

Jesse S. Gillespie

Morrison & Foerster LLP

Shin-Marunouchi Building 29th Floor

1-5-1, Marunouchi

Chiyoda-ku, Tokyo 100-6529

Japan

*	The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.*

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.*

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.*

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)

Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 40 through 41 of Exhibit 1 hereto.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

None.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 40 through 41 of Exhibit 1 hereto.

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.*

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.*

*	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

(3)	Total amount otherwise outstanding.

Not applicable.*

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.*

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Reference is made to page 42 of Exhibit 1 hereto.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

None.

6.

Statement of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 33 through 36 of Exhibit 1 hereto.

7.	(a)

If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to pages 24 and 30 of Exhibit 1 hereto.

9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

Reference is made to pages 22 through 23 of Exhibit 1 hereto.

*	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

10.

The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the registrant has published balances of international payments.)

Reference is made to page 24 of Exhibit 1 hereto.

This annual report comprises:

(a)	The cover page and pages numbered 2 to 6 consecutively.

(b)	The following exhibits:

(1)	Description of Japan, dated August 10, 2022.

(2)	Copy of the Initial Annual Budget of the registrant for the fiscal year ending March 31, 2023 (in Japanese only).*

(3)	Copy of the First Revised Annual Budget of the registrant for the fiscal year ending March 31, 2023 (in Japanese only).*

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

*	Filed by paper under cover of Form SE on August 10, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 10th day of August, 2022.

JAPAN

By	/s/ SHIZUTANI Osamu
SHIZUTANI Osamu
Ministry of Finance, Consulate General in New York

EXHIBIT INDEX

Exhibit Number	Description
1.	Description of Japan, August 10, 2022

2.	(P) Copy of the Initial Annual Budget of the registrant for the fiscal year ending March 31, 2023 (in Japanese only)*

3.	(P) Copy of the First Revised Annual Budget of the registrant for the fiscal year ending March 31, 2023 (in Japanese only)*

*	Filed by paper under cover of Form SE on August 10, 2022.